Exhibit 99.2

SMART Technologies Inc.

NOTICE OF ANNUAL GENERAL AND SPECIAL

MEETING TO BE HELD ON

AUGUST 7, 2014

AND

MANAGEMENT INFORMATION CIRCULAR

June 30, 2014

SMART Technologies Inc.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS

TAKE NOTICE THAT an Annual General and Special Meeting (the “Meeting”) of the shareholders (“Shareholders”) of SMART Technologies Inc. (the “Corporation”) will be held at the offices of the Corporation located at 3636 Research Road NW, Calgary, Alberta T2L 1Y1, at 11:00 A.M. (MDT) on Thursday, August 7, 2014 for the following purposes:

1.	to receive and consider the financial statements of the Corporation as at and for the fiscal year ended March 31, 2014, together with the report of the auditors thereon;

2.	to elect Neil Gaydon, Gary Hughes, Ian McKinnon, Michael J. Mueller and Robert C. Hagerty as the directors of the Corporation for the ensuing year;

3.

to amend the articles of the Corporation to redesignate the class A subordinate voting shares of the Corporation as common shares and to cancel the class B shares of the Corporation as further described in the management information circular dated June 30, 2014 accompanying this notice (the “Information Circular”);

4.

to appoint KPMG LLP, Chartered Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to determine the remuneration to be paid to the auditors; and

5.	to transact such other business as may properly come before the Meeting.

Information relating to matters to be acted upon by the Shareholders at the Meeting is set forth in the accompanying Information Circular.

A Shareholder may attend the Meeting in person or may be represented at the Meeting by proxy. Shareholders who are unable to attend the Meeting in person and wish to be represented by proxy are requested to date, sign and return the accompanying instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the accompanying Information Circular and instrument of proxy. Shareholders who cannot attend the Meeting may vote by mail, by using the internet or by telephone. See the accompanying Information Circular for information on how to vote. An instrument of proxy will not be valid unless it is received by Computershare Trust Company of Canada (“Computershare”) not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of Alberta) before the time of the Meeting, or any adjournment thereof. A person appointed as proxy holder need not be a Shareholder of the Corporation.

Only Shareholders of record as at the close of business on June 20, 2014 are entitled to receive notice of the Meeting.

This year, as described in the notice and access notification mailed to beneficial Shareholders of the Corporation, the Corporation has decided to deliver the Information Circular to beneficial Shareholders by posting the Information Circular on the following website: http://materials.proxyvote.com/83172R. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Corporation’s printing and mailing costs. The Information Circular will also be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Information Circular will be mailed to registered Shareholders.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAIL TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER’S RISK.

DATED at Calgary, Alberta as of the 30th day of June, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Michael J. Mueller”

Chairman

SMART Technologies Inc.

Management Information Circular

SMART Technologies Inc.

Management Information Circular

Dated June 30, 2014

INFORMATION REGARDING PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by and on behalf of management of SMART Technologies Inc. (the “Corporation”) for use at the annual general and special meeting (the “Meeting”) of holders (“Shareholders”) of class A subordinate voting shares (the “Class A Shares”) of the Corporation to be held at the offices of the Corporation, 3636 Research Road N.W., Calgary, Alberta T2L 1Y1, at 11:00 A.M. (MDT) on Thursday, August 7, 2014 for the purposes set forth in the notice of annual general and special meeting (the “Notice”) accompanying this Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by one or more members of the board of directors (the “Board”), officers or regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation.

Appointment of Proxy Holders

Accompanying this Information Circular is an instrument of proxy (“Instrument of Proxy”) for use at the Meeting. A Shareholder may vote by proxy in one of the following ways:

(i)	by mailing or delivering the signed form of proxy to Computershare Trust Company of Canada, Proxy Department at 100 University Avenue – 8th Floor, Toronto, ON M5J 2Y1;

(ii)	by using the internet at www.investorvote.com; or

(iii)	for shareholders in Canada and the United States, by calling the following toll-free number: 1-866-732-VOTE (8683).

In order to be valid, Instruments of Proxy must be received by Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The persons designated in the Instrument of Proxy are officers and/or directors of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the accompanying Instrument of Proxy, to attend at and represent the Shareholder at the Meeting. To exercise this right, a Shareholder should insert the name of the designated representative in the blank space provided on the Instrument of Proxy and strike out the names of management’s nominees. Alternatively, a Shareholder may complete another appropriate Instrument of Proxy.

Signing of the Instrument of Proxy

The Instrument of Proxy must be signed by the Shareholder or the Shareholder’s duly appointed attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the Corporation. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Revocability of Proxies

A Shareholder who has submitted an Instrument of Proxy may revoke it at any time prior to the exercise thereof. In addition to any manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the Instrument of Proxy is to be used; or (ii) with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof. In addition, an Instrument of Proxy may be revoked: (i) by the Shareholder personally attending the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxy Holders

All Class A Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Class A Shares represented by the Instrument of Proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Class A Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing him or her on any ballot that may be called for at the Meeting. In the absence of such direction, such Class A Shares will be voted “FOR” the proposed resolutions at the Meeting. The accompanying Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the accompanying Notice and with respect to other matters that may properly be brought before the Meeting. In the event that amendments or variations to matters identified in the Notice are properly brought before the Meeting or any other business is properly brought before the Meeting, it is the intention of the management designees to vote in accordance with their best judgment on such matters or business. At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the accompanying Notice.

General

All monetary sums set forth in this Information Circular are in U.S. dollars unless otherwise specified.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Except as disclosed in this Information Circular, none of the directors or executive officers of the Corporation at any time since the beginning of the Corporation’s last fiscal year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted on, other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting Shares and Record Date

The authorized share capital of the Corporation consists of an unlimited number of Class A Shares, an unlimited number of class B shares (“Class B Shares”) and an unlimited number of preferred shares (the “Preferred

Shares”) issuable in series. The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is June 20, 2014 (the “Record Date”). As at the Record Date, there were 121,924,928 Class A Shares, no Class B Shares and no Preferred Shares issued and outstanding.

Class A Subordinate Voting Shares, Class B Shares and Preferred Shares

Except as otherwise described herein, the Class A Shares and Class B Shares are equal in all respects and will be treated as shares of a single class.

Each holder of Class B Shares and each holder of Class A Shares is entitled to receive notice of and attend all meetings of Shareholders, except meetings at which only holders of another particular class or series have the right to vote. At each such meeting, each Class B Share entitles its holder to 10 votes and each Class A Share entitles its holder to one vote, voting together as a single class.

In accordance with the provisions of the Corporation’s articles and share provisions, all of the outstanding Class B Shares automatically converted into single vote Class A Shares on April 17, 2014 commensurate with the resignations of David Martin and Nancy Knowlton from the Board. At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, approve a special resolution amending the articles of the Corporation to redesignate the Class A Shares as common shares and to cancel the Class B Shares of the Corporation. See “Particulars of Matters to be Acted Upon – Amendments to the Articles”.

More information regarding the Class A Shares, Class B Shares and Preferred Shares is disclosed in the Annual Information Form of the Corporation for the fiscal year ended March 31, 2014 (“AIF”), which is incorporated by reference into this Information Circular and forms an integral part thereof. The AIF is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and is also available on EDGAR at www.sec.gov (as an exhibit to the Form 40-F filed by the Corporation on May 15, 2014). Upon request, the Corporation will promptly provide a copy of the AIF free of charge to any Shareholder of the Corporation.

Voting of Shares – General

Only Shareholders whose names are entered in the Corporation’s register of shareholders at the close of business on the Record Date and holders of Class A Shares issued by the Corporation after the Record Date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent that: (i) a registered Shareholder has transferred the ownership of any Class A Shares subsequent to the Record Date; and (ii) the transferee of those Class A Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Class A Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Class A Shares at the Meeting.

Voting of Class A Shares – Advice to Non-Registered Holders

Only registered holders of Class A Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Class A Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Class A Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited).

The Corporation is not forwarding its proxy-related materials directly to non-objecting beneficial holders. In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of

Securities of a Reporting Issuer (“NI 54-101”), the Corporation intends to pay for Intermediaries to forward the proxy-related materials and the voting instruction form to objecting beneficial owners.

Applicable Canadian regulatory policies require Intermediaries to seek voting instructions from Non-Registered Holders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Non-Registered Holders in order to ensure that their Class A Shares are voted at the Meeting. Often, the voting instruction form supplied to a Non-Registered Holder by its Intermediary (or the agent of the Intermediary) is very similar or even identical to the Instrument of Proxy provided by the Corporation to registered shareholders. However, its purpose is limited to instructing the registered Shareholder (the Intermediary or agent of the Intermediary) how to vote on behalf of the Non-Registered Holder. In Canada, the majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). In most cases, Broadridge mails a scannable voting instruction form in lieu of the Instrument of Proxy provided by the Corporation and asks Non-Registered Holders to return the voting instruction form to Broadridge or otherwise communicate voting instructions to Broadridge (by way of telephone or the Internet, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Class A Shares to be represented at the Meeting. A Non-Registered Holder receiving a proxy or voting instruction form from Broadridge cannot use that form to vote Class A Shares directly at the Meeting, rather the form must be returned to Broadridge or, alternatively, instructions must be received by Broadridge well in advance of the Meeting in order to have the Class A Shares voted. If you have any questions respecting the voting of your Class A Shares held through an Intermediary, please contact that Intermediary for assistance.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Class A Shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

Notice-and-Access

NI 54-101 and National Instrument 51-102 – Continuous Disclosure Obligations allow for the use of a “notice-and-access” regime for the delivery of proxy-related materials.

Under the notice-and-access regime, reporting issuers are permitted to deliver proxy-related materials by posting them on SEDAR as well as a website other than SEDAR and sending shareholders a notice package that includes: (i) the voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the materials; and (iv) a plain-language explanation of how the new notice-and-access system operates and how the materials can be accessed online. Where prior consent has been obtained, a reporting issuer can send this notice package to shareholders electronically. This notice package must be mailed to shareholders from whom consent to electronic delivery has not been received.

The Corporation has elected to send its Information Circular to beneficial Shareholders using the notice-and-access regime. Accordingly, the Corporation will send the above-mentioned notice package to beneficial Shareholders which includes instructions on how to access the Corporation’s Information Circular online and how to request a paper copy of the Information Circular. Distribution of the Corporation’s Information Circular

pursuant to the notice-and-access regime has the potential to substantially reduce printing and mailing costs and reduce our impact on the environment.

Notwithstanding the notice-and-access regime, Alberta’s Business Corporations Act (“ABCA”) requires the Corporation to: (i) deliver a paper copy of its annual financial statements to a registered Shareholder unless such registered Shareholder informs the Corporation in writing that it does not want a copy of the annual financial statements or provides written consent to electronic delivery; and (ii) deliver a paper copy of the Information Circular to a registered Shareholder unless such Shareholder provides written consent to electronic delivery. In order to ensure compliance with the ABCA, registered Shareholders who have not yet consented to electronic delivery will be mailed a copy of the Information Circular.

Principal Holders of Shares

The following table sets forth, to the best of the knowledge of the directors and executive officers of the Corporation, as at June 20, 2014, the only persons, corporations or other entities (other than securities depositories) who beneficially own, directly or indirectly, or exercise control or discretion over voting securities carrying more than 10% of the voting rights attached to the Class A Shares of the Corporation.

Name and Address of Beneficial Owner	Type of Ownership	Number of Class A Shares(1)	Percentage of Share Capital	Percentage of Voting Power
Entities related to and Funds advised or managed by Apax Partners(2)	Direct	37,658,083	30.9%	30.9%
Intel Corporation(3)	Direct	17,466,633	14.3%	14.3%
David Martin(4)	Direct and Indirect	27,876,704	22.9%	22.9%
Nancy Knowlton(4)	Direct and Indirect	27,875,704	22.9%	22.9%

NOTES:

(1)

In accordance with the provisions of the Corporation’s articles and share provisions, all of the issued and outstanding Class B Shares automatically converted into single vote Class A Shares, such conversion being effective commensurate with the resignations of David Martin and Nancy Knowlton from the Board on April 17, 2014.

(2)

Represents Class A Shares beneficially owned by PCV Belge SCS, which is advised by Apax Partners L.P. and Apax Europe V (a collective of 9 partnerships comprised of Apax Europe V – A, L.P., Apax Europe V – B, L.P., Apax Europe V C GmbH & Co. KG, Apax Europe V – D, L.P., Apax Europe V – E, L.P., Apax Europe V – F, C.V., Apax Europe V – G, C.V., Apax Europe V – 1, LP and Apax Europe V – 2, LP), which is managed by Apax Partners LLP. Apax US VII, L.P. and Apax Europe V (collectively, “Apax Partners”) each disclaim beneficial ownership of the Shares held by the other. The address of Apax Partners LLP is 33 Jermyn Street, London, UK, SW1Y 6DN.

(3)	The address of Intel Corporation (“Intel”) is 2200 Mission College Boulevard, Santa Clara, California.
(4)

502,333 Class A Shares are held directly by Mr. Martin and 501,333 Class A Shares are held directly by Ms. Knowlton. 27,374,371 Class A Shares are owned by IFF Holdings Inc. (“IFF”), a corporation with respect to which David Martin and Nancy Knowlton own 100% of the securities directly or indirectly. Mr. Martin and Ms. Knowlton are married to each other and as such Mr. Martin and Ms. Knowlton may each be deemed to be beneficial owners or to have control and direction over all of the Class A Shares owned by IFF. The address for Mr. Martin, Ms. Knowlton and IFF is c/o Byye Management Inc., PO Box 21039 Dominion, Calgary, AB T2P 4H5 Canada.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The audited financial statements for the Corporation for the fiscal year ended March 31, 2014, together with the report of the auditors thereon will be presented to the Shareholders at the Meeting.

Election of Directors

Management proposes to nominate at the Meeting the persons whose names are set forth in the table below to serve as directors of the Corporation until the next meeting of Shareholders at which the election of directors is considered, or until their successors are elected or appointed. Unless directed otherwise, the persons named in the accompanying Instrument of Proxy intend to vote FOR the election of such persons at the Meeting. Management does not contemplate that any of the nominees will be unable to serve as a director of the Corporation.

The following table and the notes thereto state the names of all persons proposed by management to be nominated for election as directors of the Corporation at the Meeting, their principal occupation or employment within the five preceding years, the period during which they have been directors of the Corporation, and their shareholdings, including the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them.

In the event that a vacancy occurs because of death or for any reason prior to the Meeting, the proxy shall not be voted with respect to the filling of the vacancy.

Name and Residence	Class A Shares	Offices Held and Time as Director	Principal Occupation
Gary Hughes Scotland, UK	Nil(6)	Director since December 2013	Operating Executive, APAX Partners LLP; Corporate Director.

Ian McKinnon(1)(2)(3)(4) Ontario, Canada	Nil(7)	Director since August 2013	Corporate Director.

Neil Gaydon Alberta, Canada	51,166	President and Chief Executive Officer Director since February 2013	Director and President and Chief Executive Officer of the Corporation; Director and Chief Executive Officer of Pace PLC.

Michael J. Mueller(1)(2)(3)(4)(5) Ontario, Canada	50,000(8)	Director since July 2010	Corporate Director.

Robert C. Hagerty(1)(2)(3)(4)(5) California, U.S.A.	Nil(9)	Director since July 2010	Since September 2011, CEO and Director of iControl Networks, Inc. Served at Polycom, Inc. in various executive capacities and as an advisor from 1997 through 2011 including Chairman, Director, President and CEO.

NOTES:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Independent director.
(5)

On April 17, 2014, following the resignations of David Martin and Nancy Knowlton from the Board, Mr. Hagerty was appointed by the Board as Acting Chairman of the Board. Effective May 15, 2014, Mr. Mueller was appointed Chairman of the Board.

(6)

37,658,083 Class A Shares are beneficially owned by funds advised or managed by Apax Partners LLP and by PCV Belge SCS, an entity related to Apax Partners LLP. Mr. Hughes was appointed a director on December 1, 2013 and is an Operating Executive at Apax Partners LLP but disclaims beneficial ownership of these Class A Shares.

(7)	Mr. McKinnon became a director on August 26, 2013. He was awarded 21,250 deferred share units on November 7, 2013 and 14,742 deferred share units on May 15, 2014.
(8)

Mr. Mueller has voting and dispositive power over 50,000 Class A Shares. He has options to acquire 20,000 Class A Shares at an exercise price of $17.00 per Class A Share. He was awarded 10,000 deferred share units on June 22, 2011; 10,000 deferred share units on June 18, 2012; 21,250 deferred share units on November 7, 2013 and 14,742 deferred share units on May 15, 2014.

(9)

Mr. Hagerty has options to acquire 20,000 Class A Shares at an exercise price of $17.00 per Class A Share. He was awarded 10,000 deferred share units on June 22, 2011; 10,000 deferred share units on June 18, 2012; 21,250 deferred share units on November 7, 2013 and 14,742 deferred share units on May 15, 2014.

(10)

Information in the above table is as of June 20, 2014. On April 17, 2014, concurrent with the resignations of David Martin and Nancy Knowlton as directors of the Corporation, all Class B Shares converted on a one-to-one basis into Class A Shares.

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished by the respective nominees.

With the decision of Mr. Martin and Ms. Knowlton to resign from the Board effective April 17, 2014, the Board, after giving consideration to the experience and skillset of the remaining Board, the current business environment and strategic objectives of the Corporation and the desirability of having additional directors serve on the Board, determined that it intends to appoint one additional director. A search process overseen by the Corporate Governance & Nominating Committee has accordingly been recently commenced. To date, a list of qualified candidates is being generated and the Board will select the most suitable candidate and appoint such person as the additional director following the Meeting.

Other than disclosed herein, no proposed director is, as at the date of the Information Circular, or has been, within the last 10 years, a director or executive officer of any company (including the Corporation) that: (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (“Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Hughes was a director of Gala Coral Group Limited from October 2008 to October 2011. In May 2010 Gala Coral Group Limited underwent a voluntary creditors’ approved liquidation in the United Kingdom.

Mr. McKinnon was a director of Empirical Inc., a TSX Venture Exchange listed company, from December 2007 until 2008. In January 2009, Empirical announced that it had entered into a standstill agreement with its creditors. The company’s assets were sold in February 2009, following which its shares were suspended from trading on the TSX Venture Exchange. Mr. McKinnon was a director and chair of the board of Adeptron Technologies Corporation, a TSX Venture listed company, from August 2011 to March 2012. In October 2011, Adeptron announced that it had entered into a business combination with Artaflex Inc. Following this announcement, the TSX Venture Exchange halted trading of Adeptron’s shares pending receipt and review of acceptable documentation from Adeptron in respect of the transaction. Trading of Adeptron’s shares resumed in February 2012.

No proposed director has within the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The Corporation has not adopted a majority voting policy for the election of directors. To be elected, a majority of the votes cast must be in favor of the election of each nominee. The Board believes that a majority voting policy is unsuitable for the Corporation as it could put the Corporation at risk of losing directors with particular experience or expertise. The current process for the election of directors of the Corporation is compliant with corporate and securities laws, including the requirements of the Toronto Stock Exchange (the “TSX”).

Amendments to the Articles

In accordance with the provisions of the Corporation’s articles and share provisions, all of the issued and outstanding Class B Shares have automatically converted into single vote Class A Shares, such conversion being effective commensurate with the resignations of Mr. Martin and Ms. Knowlton from the Board on April 17, 2014. The Corporation no longer has any issued and outstanding Class B Shares that carry multiple voting privileges and under the Corporation’s articles and share provisions, no further Class B Shares are permitted to be issued by the Corporation.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve a special resolution (the “Special Resolution”) amending the articles (the “Articles”) of the Corporation (the “Article Amendment”) as follows:

•	to redesignate the Class A Shares as common shares of the Corporation; and

•	to cancel the Class B Shares as a class so that the Corporation is no longer authorized to issue the Class B Shares;

The resolution approving the Article Amendment must be approved by not less than 66 2⁄3% of the votes cast thereon by Shareholders represented in person or by proxy at the Meeting. Unless directed otherwise, the persons named in the accompanying Instrument of Proxy intend to vote FOR the approval of the Article Amendment. The text of the Special Resolution is set out below:

“BE IT RESOLVED as a special resolution of the holders of shares of SMART Technologies Inc. (the “Corporation”) that:

1.	the articles of the Corporation (the “Articles”) be amended as follows:

(a)	pursuant to Section 173(1)(e) of the Business Corporations Act (the “ABCA”), to redesignate the “Class A Subordinate Voting Shares” of the Corporation as “Common Shares” of the Corporation; and

(b)	pursuant to Section 173(1)(h) of the ABCA, to cancel the “Class B Shares” of the Corporation as a class so that the Corporation is no longer authorized to issue Class B Shares;

2.	the Articles, as amended, be restated pursuant to subsection 180(1) of the ABCA;

3.	the Corporation is authorized to make all filings necessary for the issuance of certificates by the Registrar under the ABCA to give effect to this special resolution;

4.

any director or officer of the Corporation is authorized and directed, for and in the name of and on behalf of the Corporation, to execute, or cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this special resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

5.

notwithstanding the foregoing, the directors of the Corporation are authorized to revoke this special resolution and not proceed with matters herein authorized, without further approval of the shareholders of the Corporation.”

The text of the proposed amendment to the Articles and restated Articles will be available for review at the Meeting and upon request from the Corporation at (403) 245-0333.

Appointment of Auditors

Management is nominating KPMG LLP, Chartered Accountants, Calgary, Alberta, as auditors, to hold office until the next annual meeting and is requesting authorization for the directors to fix their remuneration. KPMG LLP has been the Corporation’s auditors since 1993 and has been the auditors of the Corporation since it became a public company in July 2010. The persons named in the accompanying Instrument of Proxy intend to vote for the appointment of KPMG LLP and the authorization for the directors to fix their remuneration at the Meeting, unless otherwise directed.

Other Business

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters identified in the Notice of Meeting. However, if any other matter properly comes before the Meeting or any adjournment or postponement thereof, the Class A Shares subject to the Instrument of Proxy solicited hereunder will be voted on such matter in the discretion of and according to the best judgment of the proxyholder unless otherwise indicated on such Instrument of Proxy.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis examines the compensation earned during the last financial year of the Corporation by the persons who acted as the Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) for any part of the fiscal year ended March 31, 2014 as well as each of the three other most highly compensated executive officers of the Corporation (collectively, the “NEOs”) earning more than $150,000 in total compensation for the fiscal year ended March 31, 2014.

Under the guidance of the Compensation Committee of the Board, the Corporation has taken a strategic approach in the design of its compensation program to ensure transparency and alignment with business objectives and performance. The Compensation Committee has adopted a philosophy of transparency in its compensation programs rewarding performance with competitive base salaries, annual performance and success-sharing bonuses and long-term incentive awards including the granting of stock options, restricted share units and retirement plans.

Executive Compensation Guiding Principles

The Corporation recognizes that its success is in large part dependent on the Corporation’s ability to attract and retain skilled employees. The Corporation endeavors to create and maintain compensation programs based on performance, teamwork and rapid progress and to align the interests of the executives and Shareholders. The principles and objectives of the compensation and benefits programs for employees generally, and for the NEOs specifically, are to:

•	attract, motivate and retain highly-skilled individuals who have incentives to achieve the Corporation’s strategic goals;

•	closely align compensation with the Corporation’s business and financial objectives and the long-term interests of Shareholders; and

•	offer total compensation that is competitive and fair.

Elements of Executive Compensation

The compensation of the NEOs consists of the following principal components:

•	base salary;

•	performance-based cash bonuses; and

•	participation in the Corporation’s amended and restated equity incentive plan (the “Equity Incentive Plan”).

Each compensation element has a role in meeting the above objectives. The mix of compensation components is designed both to reward short-term results and to motivate long-term performance. The compensation level of the NEOs reflects to a significant degree the varying roles and responsibilities of the NEOs.

The appropriate level for overall NEOs compensation is determined by the Compensation Committee for all of the NEOs based on: (i) a review of certain available market data including a review of the compensation paid to other named executive officers by a comparison group of companies as set forth below; and (ii) internal equity, length of service, skill level and other factors deemed appropriate.

Compensation-Setting Process

The Corporation has relied on market survey data for similar positions in other companies to assist in determining compensation levels that are competitive and fair. In addition, the CEO (and with respect to the CEO, the Compensation Committee) reviews the performance of each NEO on an annual basis. Based on this review and the factors described above, such parties made recommendations to the Board as to the executive compensation package for each NEO. This review commences in the last quarter of the fiscal year to which the performance relates and is completed in the first quarter of the subsequent fiscal year.

Competitive Positioning and Compensation Advisors

The Compensation Committee is authorized to retain the services of external executive compensation specialists from time to time, as the committee sees fit, in connection with the establishment of cash and equity compensation and related policies. In January 2011, the Compensation Committee first retained the services of Mercer Canada Limited (“Mercer”), an executive compensation consultant, to assist in establishing and reviewing a comparator group to conduct an analysis to assist in establishing competitive total direct compensation and short-term and long-term incentive targets for the NEOs. For the fiscal year ended March 31, 2014, Mercer provided data and analysis with respect to compensation matters in respect of each NEO as well as providing general salary information that was used by the Corporation for assessing the compensation elements for the general employee population. Prior to January 2011, the Corporation did not engage the services of a compensation consultant.

Comparator Group Analysis

The Compensation Committee annually reviews the total compensation of the Corporation’s NEOs and compensation practices of the Corporation. The Corporation, with the assistance of Mercer, used a group of 5 Canadian and 15 U.S. companies (“Comparator Group”) to assist in the setting of compensation for the fiscal year ending March 31, 2014. The Comparator Group reflects the types of organizations with which the Corporation competes for talent for executives. The Compensation Committee collects data from the Comparator

Group targeting total direct compensation at the 50th percentile. The Comparator Group used for the fiscal year ended March 31, 2014 was comprised of the following companies:

• Aastra Technologies Limited	• Netgear Inc.	• Sierra Wireless, Inc.

• Arris Group, Inc.	• Novatel Wireless Inc.	• STEC Inc.

• Constellation Software Inc.	• OCZ Technology Group Inc.	• Super Micro Computer, Inc.

• Cts Corp.	• Open Text Corporation	• Synaptics Inc.

• Emulux Corp.	• Polycom, Inc.	• United On Line Inc.

• Intermec Inc.	• QLogic Corp.	• ViaSat Inc.

• Macdonald Dettwiler & Associates Ltd.	• RealNetworks Inc.

Note: U.S. companies are in italics.

The Corporation benchmarks each named executive position against similar positions in the Comparator Group. Competitive market data on the Comparator Group gives the Compensation Committee and the Board an initial reference point for determining executive compensation. The Comparator Group is used to assess the reasonableness of the Corporation’s compensation and to confirm that compensation is consistent with the Corporation’s desired philosophical positioning. In setting compensation of an executive, the Comparator Group is considered among other factors, including the individual’s contribution, experience, performance and internal equity. The Compensation Committee, in consultation with Mercer, reviews the Comparator Group annually to ensure that it continues to be appropriate. The Comparator Group was used to evaluate executive compensation for the fiscal year ended March 31, 2014. The criteria used for determining the companies included in the Comparator Group include that each company: (i) is autonomous and publicly-traded; (ii) has comparable revenues to that of the Corporation; (iii) is similarly sized considering assets, market capitalization and number of employees; and (iv) has robust compensation data available. The Comparator Group has been chosen by the Compensation Committee as appropriate because it represents a cross-section of companies from different sectors that are similar to the Corporation in terms of size of assets and revenues.

Compensation Risk

The Corporation believes it has effective risk management and regulatory compliance for its compensation policies. The Corporation has a Compensation Committee to assist the Board in discharging its duties relating to compensation of the Corporation’s directors and executive officers. The Compensation Committee and the Board have structured the executive compensation to ensure that executives are compensated fairly, and in a way that does not incur undue risk to the Corporation or encourage executives to take inappropriate risks. Risks related to compensation are taken into consideration as part of the general review and determination of executive compensation by the Compensation Committee and the Board, including: review of salaries of the Comparator Group, review and approval by the Compensation Committee and recommendation to the Board for approval. Director and executive compensation are reviewed annually, and benchmarked against the Comparator Group to assess competitiveness and fairness. Management will use Mercer to conduct a competitive compensation review for all executive positions as and when appropriate. This independent advice provides the Compensation Committee and the Board with a market reference point when they assess individual performance in the context of overall corporate performance.

Inappropriate and excessive risks by executives are mitigated by regular meetings of the Board, at which activity by the executives must be approved by the Board if such activity is outside or beyond previously Board-approved actions. Through the Audit Committee, the Board also receives regular reports concerning risk management activities as well as management’s compliance with company policies and procedures. Part of the Corporation’s executive compensation consists of grants under the Equity Incentive Plan. Such compensation is long term and, accordingly, is directly linked to the achievement of long term value creation and aligns executives’ interests with those of Shareholders. As the benefits of such compensation, if any, are not realized by the executive until a significant period of time has passed, the ability of executives to take inappropriate or excessive risks that are beneficial to them from the standpoint of their compensation at the expense of the Corporation and its Shareholders is limited.

The other two elements of compensation, base salary and performance-based cash bonuses, represent the remaining portion of an executive’s total compensation. While neither salary nor bonus is long term, these components of compensation represent only a portion of total compensation and as a result it is unlikely that an executive would take inappropriate or excessive risks at the expense of the Corporation and its Shareholders that would be beneficial to them from the standpoint of their short term compensation when their long term compensation might be put at risk from their actions.

For the reasons set forth above, the Compensation Committee has concluded that there are minimal risks arising from the Corporation’s executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Although the Corporation has not adopted a policy forbidding insiders from purchasing financial instruments relating to the Class A Shares, the Corporation is not aware of any insider having entered into this type of transaction.

Compensation Components

The compensation of the NEOs consists of the following principal components:

•	base salary;

•	performance-based cash bonuses; and

•	participation in the Equity Incentive Plan.

The NEOs’ compensation packages provide a balanced set of elements consistent with the objectives of the Corporation’s compensation strategy. The fixed elements, assessed in their entirety, provide a competitive base of fixed compensation necessary to attract, retain and motivate executives. The variable elements, assessed in their entirety, are reviewed and approved by the Compensation Committee and are designed to balance short-term objectives with the long-term interests of the Corporation, motivate superior performance against both timeframes and reward the attainment of individual and business objectives. The combination of the fixed elements and variable incentive opportunities delivers a competitive compensation package as compared to the peer group used by the Corporation.

Below is a description of the total compensation elements of the Corporation as of March 31, 2014, forms of compensation, performance periods and how the amount is determined for each element.

Type of compensation	Form	Performance period	How it is determined
Base salary	Cash	One year

Reflects consideration of sector market conditions, the role of the executive, individual competency, and attraction and retention considerations. Base salary was benchmarked to the 50th percentile for the selected Comparator Group of companies and adjusted to reflect the NEOs’ experience, responsibilities and performance.

Short-Term Incentive	Performance-Based Cash Bonuses	One year

Focuses on specific annual objectives. Target award is based on market competitiveness. The actual award is based on Corporation performance in the case of the CEO, and on Corporation and individual performance in the case of the other NEOs.

Type of compensation	Form	Performance period	How it is determined

Long-Term Incentive	Stock options	Typically, three or four-year vesting and a five-year term

Target award (using an option pricing model to estimate the value) is based on market competitiveness of the long-term incentive package. However, the final realized value is based on the appreciation of the price of the Class A Shares.

	Restricted Stock Units	Typically, equal annual vesting over a three year term	Target award is determined by the Compensation Committee and based on market competitiveness of the aggregate value of all long-term incentives awarded in a particular year.

	Performance Stock Units	Typically, three year cliff vesting and a three year term	Target award is determined by the Compensation Committee and is based on the market competitiveness of the aggregate value of all long-term incentives awarded in a particular year.

Benefits	Medical and dental insurance	Ongoing	Based on historical practices of the Corporation.

Retirement Plans	RRSP Contribution 401K Contribution	Ongoing

The Corporation matches an employee’s contribution to a maximum of 3.5% of the employee’s annual salary. With respect to 401K plans, an employee’s contribution to a maximum of 2.0% of the employee’s annual salary.

Base Salaries

In general, base salaries for the NEOs are initially established through arm’s-length negotiation at the time of hire, taking into account such NEO’s qualifications, experience and prior salary and prevailing market compensation for similar roles in comparable companies. The initial base salaries of the NEOs are then reviewed annually by the Compensation Committee for the CEO and by the CEO and the Compensation Committee for all other NEOs, to determine whether any adjustment is warranted. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility.

In considering a base salary adjustment, the Compensation Committee considers the Corporation’s overall performance, the scope of the NEO’s functional responsibilities, individual contribution, responsibilities and prior experience. The Compensation Committee may also take into account the NEO’s current salary, equity position both vested and unvested, and the amounts paid to the NEO’s peers inside the Corporation.

Performance-Based Cash Bonuses

Annual performance-based cash bonuses are intended to reward the NEOs for achieving short-term goals while making progress towards the Corporation’s longer-term objectives. The Fiscal 2014 Discretionary Bonus Plan (the “2014 Bonus Plan”) includes target bonus opportunities and target goals. The Compensation Committee determined the actual bonus awards for fiscal 2014 for each of the NEOs.

Each bonus under the 2014 Bonus Plan has two components as described in greater detail below: (i) a company performance bonus; and (ii) an individual performance bonus. These components are measured as follows:

•

The company performance bonus is measured by reference to a key performance indicator: “adjusted EBITDA” as determined by internal management financial statements. The term “adjusted net EBITDA” is defined as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, other income and gains or losses related to the sale of long-lived assets. The Corporation uses this method to assess business performance when evaluating results in comparison to budgets, forecasts, prior-year financial results and the performance of comparable companies.

•

Individual performance bonus is measured by reference to the following factors relating to an individual NEO’s performance: contribution to the Corporation’s strategy, contribution to key issues for the Corporation, attention to values, principles and policies and delivery against objectives set out in an individual NEO’s annual work plan and as otherwise communicated to such individual.

Each NEO’s target bonus opportunity under the 2014 Bonus Plan was expressed as a percentage of his or her base salary, with individual target award opportunities being a range of 70% to 100% of base salary, with additional bonus opportunity for exceptional performance. There is an additional bonus opportunity as well for the NEO in the event the Corporation exceeds the company performance target(s). The weighting of the bonus for the NEO is a range of 80% to 100% for company performance and a range of 0% to 20% for individual performance. The bonus is weighted towards company performance reflecting the NEO’s ability to impact overall company performance. The company performance targets for payout under the 2014 Bonus Plan were set at amounts the Board reasonably believed to be attainable. If the company performance threshold is not achieved, the 2014 Bonus Plan contemplates that the individual performance bonus may not be paid. Under the 2014 Bonus Plan, the Board has the ability to exercise discretion to award compensation in the absence of attaining performance goals or can increase or decrease awards on a discretionary basis having regard, in each instance, to the general spirit and intent of the 2014 Bonus Plan. For the purposes of determining both the individual performance and company performance components of individual bonuses for the fiscal year ended March 31, 2014, the Board established the company performance factor to be 150%.

For NEOs whose short term incentive includes an individual performance component, the factors comprising such individual performance include: achieving established in-year objectives, continuing to build the capability, capacity and process improvement of the officer’s functional area(s) of responsibility and adhering to the established budget of the officer’s functional areas(s) of responsibility.

Long-Term Equity Incentives

The Corporation adopted the Equity Incentive Plan in connection with its IPO and has granted equity incentive awards to the NEOs pursuant to the Equity Incentive Plan. Such grants were made with consideration given to the overall compensation of the NEO as well as the number of Class A Shares already held.

Change in Control Benefits

The Corporation has entered into employment agreements with the NEOs that provide for the payment of certain severance benefits if the Corporation undergoes a change in control and the NEO is terminated in relation to such change in control or suffers a material change in the scope of his duties or responsibilities as a result of such change in control, within a specified period preceding or following the change in control. The Corporation believes that these arrangements, which require both a change in control and termination of employment or such material change before payment is owed, effectively allow the NEOs to objectively assess and pursue aggressively any corporate transactions that are in the best interests of Shareholders without undue concern over the impact of such a transaction on their own personal financial and employment situation.

Perquisites and Other Personal Benefits

The Corporation does not utilize perquisites or other benefits as a significant element of the compensation program currently provided to NEOs. All future practices regarding perquisites will be approved and subject to periodic review by the Compensation Committee.

Compensation Governance

The Corporation has a Compensation Committee that is currently composed of Messrs. Hagerty, Mueller and McKinnon, all of whom are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).

All members of the Compensation Committee have direct experience in compensation matters as current or former chief executive officers of public companies or chief operating officers of large accounting firms. Collectively, this experience provides the Compensation Committee with the knowledge, skills, experience and background in executive compensation and human resources matters to make decisions on the suitability of the Corporation’s compensation policies and practices. In addition to the collective experience of the Compensation Committee in compensation matters, all of the members stay actively informed of trends and developments in compensation matters and the applicable legal and regulatory frameworks.

The Compensation Committee acts on behalf of the Board in all matters pertaining to the appointment, compensation, benefits and termination of members of the senior management team. The Compensation Committee reviews the goals and objectives relevant to the compensation of the senior management team, as well as the annual salary, bonus, pension, severance and termination arrangements and other benefits, direct and indirect, of the senior management team, and makes recommendations to the Board and/or management, as appropriate.

Specific responsibilities of the Compensation Committee include:

•

reviewing management succession plans and processes of the CEO, the CFO, the Chief Technology Officer, the President of the Education Business Unit and the President of the Enterprise Business Unit and the other executives that report directly to the CEO as well as any other senior employees designated for this purpose by the committee from time to time and making recommendations to the Board and/or management as appropriate (no other senior employees have been so designated by the committee as of March 31, 2014);

•

reviewing the annual salary, bonus, pension, severance and termination arrangements and other benefits, direct and indirect, of the executive management team and making recommendations to the Board and/or management as appropriate;

•

reviewing and approving (or in the discretion of the Compensation Committee, making recommendation to the Board) recommendations concerning the operation of employee compensation plans, including the terms, eligible participants, vesting, price and incentive targets and the exercise of any discretion provided in these plans;

•	providing recommendations to the Board regarding the administering and granting of options, awards or rights pursuant to any stock option, purchase plan or incentive plan; and

•

reviewing any proposed disclosure relating to executive compensation. In particular, reviewing, commenting on and approving the statement of Executive Compensation (including the Compensation Discussion and Analysis and related tables) and recommending it to the Board for inclusion in this Information Circular prepared for the annual meeting of Shareholders.

The Corporation retained Mercer to provide research, advice and recommendations with respect to the compensation of the directors and certain key employees of the Corporation. The services that Mercer has provided to the Corporation include advising on the design of overall compensation packages, reviewing the Corporation’s director compensation program, compiling comparative data with respect to the compensation programs of similar entities, analyzing the Corporation’s executive compensation packages and the individual elements thereof and comparing such compensation packages to those offered by other entities in the Comparator Group. Mercer did not provide any other services to the Corporation, or to any of its directors or members of management, other than or in addition to those compensation services referred to above.

The total compensation paid to Mercer for the fiscal year ending March 31, 2014 for the provision of these services was approximately $88,000 of which approximately $69,500 was related to consulting work related to compensation programs and approximately $18,500 was related to the Corporation’s participation in annual market surveys carried out by Mercer. There have been no fees paid to Mercer other than as provided for herein for the fiscal year ended March 31, 2014.

Performance Graph

The following chart illustrates the cumulative Total Shareholder Return of $100 invested in the Corporation’s Class A Shares on the NASDAQ Global Select Market (the “NASDAQ”) on July 14, 2010 (the Corporation’s first day of public trading) through March 31, 2014. This is compared to the equivalent cumulative value invested in the NASDAQ Composite Index for the same time period.

Date	SMT (NASDAQ)	NASDAQ Composite Index
14-Jul-10	100.00	100.00
30-Sep-10	79.71	105.48
31-Dec-10	55.53	118.48
31-Mar-11	60.06	124.46
30-Jun-11	33.53	124.40
30-Sep-11	24.71	108.61
31-Dec-11	21.71	117.50
30-Mar-12	17.47	139.78
29-Jun-12	10.71	133.10
28-Sep-12	9.59	141.76
31-Dec-12	9.29	138.00
28-Mar-13	8.18	149.76

Date	SMT (NASDAQ)	NASDAQ Composite Index
28-Jun-13	8.00	156.54
30-Sep-13	16.53	174.05
31-Dec-13	12.88	193.36
31-Mar-14	28.12	194.96

As at March 31, 2014, the share price of the Corporation’s Class A Shares was approximately 228% of its price one year earlier. Base salaries for the NEOs who were with the Corporation over the past fiscal year remained constant over this time period and the performance based cash bonuses earned in respect of performance for the fiscal year ended March 31, 2014 were significantly higher, reflecting in part the increase in share price over that period.

Summary Compensation Table

Executive Compensation is required to be disclosed for the NEOs. The following table sets forth information concerning the total compensation paid or earned by the NEOs for each of the years ended March 31, 2014, 2013 and 2012.

Name and Principal Position	Year	Salary($)(1)	Share-based awards ($)(2)	Option-based awards ($)(3)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other Compensation ($)(1)		Total Compensation ($)(1)
					Annual incentive plans(1)(4)	Long-term incentive plans
Neil Gaydon President & CEO(5)	2014	735,643	1,000,500	81,426	1,103,465	Nil	Nil	30,514	(10)	2,951,548
	2013	321,569	258,000	121,580	336,456	Nil	Nil	100,335		1,137,940
	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil		Nil

Kelly Schmitt Vice President, Finance & CFO(6)	2014	287,520	404,000	Nil	294,219	Nil	Nil	27,258	(11)	1,012,998
	2013	200,625	64,100	60,790	49,945	Nil	Nil	26,900		402,360
	2012	175,876	Nil	26,429	26,706	Nil	Nil	2,955		231,966

Warren Barkley Chief Technology Officer(7)	2014	380,819	463,000	54,284	560,418	Nil	Nil	60,165	(12)	1,518,685
	2013	152,140	64,500	59,772	152,140	Nil	Nil	991	(13)	429,544
	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil		Nil

Greg Estell President, Education(8)	2014	377,197	408,000	60,014	355,950	Nil	Nil	35,054	(14)	1,236,216
	2013	15,625	Nil	Nil	2,197	Nil	Nil	25,000	(15)	42,822
	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil		Nil

Scott Brown President, Enterprise(9)	2014	250,000	396,000	58,368	187,250	Nil	Nil	80,085	(16)	971,703
	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil		Nil
	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil		Nil

NOTES:

(1)

Cash compensation is paid in Canadian and U.S. currency. Canadian dollar compensation has been translated into U.S. dollars at the average exchange rate for the year based on exchange rates published by the Bank of America and Bank of Canada. Exchange rates used – for 2014: 1.00 CAD = 0.9492 USD; for 2013: 1.00 CAD = 0.9989 USD; and for 2012: 1.00 CAD = 1.0070 USD.

(2)

All share-based awards are priced in U.S. dollars. Share-based awards represent the fair value of RSUs and PSUs granted in the year. The fair value of the RSUs and PSUs is based on the closing market price of the Class A Shares as determined by NASDAQ on the effective date of grant multiplied by the number of RSUs and PSUs granted.

(3)

All option-based awards are priced in U.S. dollars. Option based awards represent the fair value of stock options granted in the year under the Equity Incentive Plan. The fair value of stock options granted is calculated using the Black-Scholes valuation model on the date of grant. Under this method, the weighted average fair value of stock options granted was $0.94 in 2014, $0.72 in 2013 and $2.00 in 2012.

	2014	2013	2012
Expected dividend yield	Nil	Nil	Nil
Expected stock price volatility	61.51%	63.00%	45.00%
Expected risk-free interest rate	0.7%	0.54%	0.6-1.4%
Expected life of options	3.5 years	4 years	4 years

The assumed dividend yield reflects the Corporation’s current intention to not pay cash dividends in the foreseeable future. The assumed volatility for options granted for the years ended March 31, 2014 and 2013 was the Corporation’s historical volatility from the Corporation’s IPO on July 20, 2010 to the date of grant. The assumed volatility for options granted prior to April 1, 2012 was the Corporation’s estimate of the future volatility of the share price based on a review of the volatility of comparable public companies. The assumed risk-free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected term of the option. The assumed expected life is the Corporation’s estimated exercise pattern of the options.

(4)	Amounts earned pursuant to the 2014, 2013 and 2012 Bonus Plans.
(5)	Mr. Gaydon was appointed President & CEO of the Corporation on October 24, 2012.
(6)	Ms. Schmitt was appointed Vice President, Finance & CFO of the Corporation on November 30, 2012.
(7)	Mr. Barkley was appointed Chief Technology Officer of the Corporation on November 13, 2012.
(8)	Mr. Estell was appointed President, Education of SMART Technologies ULC, a wholly-owned, direct subsidiary of the Corporation on March 18, 2013.
(9)	Mr. Brown was appointed President, Enterprise of SMART Technologies ULC, a wholly-owned, direct subsidiary of the Corporation on June 3, 2013.
(10)	Includes $29,430 paid to Mr. Gaydon for relocation reimbursement and $1,084 for benefits.
(11)	Includes $15,312 paid as a special bonus; $10,063 in respect of company contributions to Ms. Schmitt’s RRSP; and $1,883 for benefits.
(12)	Includes $58,282 paid to Mr. Barkley for relocation reimbursement and $1,883 for benefits.
(13)	The $991 amount was for benefits.
(14)	Includes $6,294 in respect of company contributions to Mr. Estell’s 401K, $23,675 for relocation reimbursement and $5,085 for benefits.
(15)	$25,000 paid as a signing bonus pursuant to the terms of Mr. Estell’s employment agreement.
(16)	Includes $75,000 paid as a signing bonus pursuant to the terms of Mr. Brown’s employment agreement and $5,085 for benefits.

Incentive Plan Awards – Equity Incentive Plan

Reservation and Issuance of Class A Shares

The Equity Incentive Plan provides for the grant of options, restricted share units, deferred share units and performance restricted share units to the directors, officers, employees, consultants and service providers of the Corporation and to directors, officers, employees, consultants and service providers of the Corporation’s subsidiaries and affiliates.

The Corporation has authorized for issuance Class A Shares representing 12% of the Corporation’s total outstanding Class A Shares. All equity based awards granted will be in compliance with the requirements of the TSX, the NASDAQ and all other applicable securities laws of both Canada and the United States of America (“Applicable Securities Laws”). The purchase price and vesting provisions (if any) for any optioned Class A Shares shall be fixed by the directors, subject to the limitations and restrictions of the TSX.

Class A Shares subject to award under the Equity Incentive Plan that lapse, expire, terminate or are forfeited or settled in cash will again become available for grants under the Equity Incentive Plan. Class A Shares used to satisfy awards under the Equity Incentive Plan will be authorized and unissued Class A Shares from treasury.

No more than 2.5% of the Class A Shares may be subject to the total awards granted under the Equity Incentive Plan to any individual participant in a given calendar year. The number of securities of the Corporation issuable to insiders at any time under the Equity Incentive Plan and all of the Corporation’s other security based compensation arrangements shall not exceed 12% of the Corporation’s issued and outstanding securities at any time and shall be limited to 5% of the Corporation’s issued and outstanding securities within any one year period. The Equity Incentive Plan limits the number of Class A Shares that may be issued to directors who are not officers or employees to 1% of the issued and outstanding Class A Shares.

The options granted pursuant to the Equity Incentive Plan to independent directors at the time of the IPO in July 2010 vest equally on the first, second, third and fourth anniversaries of the date of grant, subject to the discretion of the Compensation Committee. Options granted to employees prior to October 2011 generally vest equally on the second, third and fourth anniversaries of the date of grant. Options granted to employees subsequent to that time but prior to November 2012 generally vest equally on the first, second, third and fourth anniversaries of the date of the grant. Options granted in and subsequent to November 2012 vest equally on the first, second and third anniversaries of the date of the grant. Options granted in the fiscal year which will end March 31, 2015 now vest in their entirety on the third anniversary of the date of grant.

Administration of Awards

The Compensation Committee provides recommendations to the Board relative to the administration of the Equity Incentive Plan. The Compensation Committee provides recommendations to the Board with respect to the terms and conditions of the awards, including the individuals who will receive awards, the term of awards, the exercise price, the number of Class A Shares subject to each award, the limitations or restrictions on vesting and exercisability of awards, the acceleration of vesting or the waiver of forfeiture or other restrictions on awards, the form of consideration payable on exercise, whether awards will entitle the holder to receive dividend equivalents and the timing of grants. The Compensation Committee, in compliance with the provisions of the TSX, the NASDAQ and Applicable Securities Laws, also recommends to the Board any modifications, amendments or adjustments to the terms and conditions of outstanding awards provided such modifications, amendments or adjustments do not impair the rights of a holder of a previously granted award, to arrange for financing by broker-dealers (including payment by the Corporation of commissions), to establish award exercise procedures (including “cashless exercise”) and to establish procedures for payment of withholding tax obligations with cash or Class A Shares.

Stock Options

The Compensation Committee may recommend to the Board the exercise price of options granted under the Equity Incentive Plan, but the exercise price of an option may not be less than 100% of fair market value of the Class A Shares of a date specified at the time of the grant. No options may be granted for a term longer than ten years. Options may be exercised as provided in the applicable award agreement. Generally, when a participant is terminated for cause, or a participant voluntarily resigns, outstanding unvested options granted under the Equity Incentive Plan will be forfeited immediately. For other terminations of employment, vested options generally remain exercisable for 90 days after termination, except in the event of death, where they generally remain exercisable for six months. Specific provisions of a written employment agreement may provide for different treatment. However, an option granted under the Equity Incentive Plan is never exercisable after its term expires.

Restricted Share Units

Restricted share unit (“RSU”) awards may consist of grants of rights to receive, at the Corporation’s option, Class A Shares, the cash value of Class A Shares or a combination of both, which may vest in installments in accordance with performance criteria specified by the Compensation Committee, or on a deferred basis. The Class A Shares underlying RSUs may be issued from treasury or purchased on the open market.

Deferred Share Units

Deferred share unit (“DSU”) awards are awards similar to awards of restricted share units except that such awards may not be redeemed for Class A Shares or for the value of Class A Shares until the participant has ceased to hold all offices, employment and directorships with the Corporation and its subsidiaries and affiliates. The Class A Shares underlying DSUs may be issued from treasury or purchased on the open market.

Performance Restricted Share Units

The Compensation Committee has the ability, at the time RSU awards are granted under the Plan, to designate all or a portion of such RSU awards as performance restricted share unit (“PSU”) awards and in the event that RSU awards are designated as PSU awards, such PSU awards shall vest based in whole or in part on the performance criteria set forth in the applicable award agreement.

Effect of a Significant Event

In the event of a “significant event”, as defined in the Equity Incentive Plan, and unless otherwise provided in an award agreement or a written employment contract between the Corporation and a plan participant, the Board may provide that the successor company will assume each award or replace it with a substitute award, or the awards will become exercisable or vested in whole or in part upon written notice, or the awards will be surrendered for a cash payment, or any combination of the foregoing will occur.

Under the Equity Incentive Plan and unless otherwise defined in an award agreement or a written employment agreement between the Corporation and a plan participant (and subject to certain exceptions described in the Equity Incentive Plan), a significant event means:

•	a person or group of persons becomes the beneficial owner of securities constituting 50% or more of the voting power;

•

individuals who were proposed as nominees (but not including nominees under a Shareholder proposal) to the Board immediately prior to a meeting of Shareholders involving a contest for, or an item of business relating to, the election of directors, not constituting a majority of the directors following such election;

•

a merger, consolidation, amalgamation or arrangement (or a similar transaction) involving the Corporation occurs, unless after the event, 50% or more of the voting power of the combined company is beneficially owned by Shareholders who owned all of the Class A Shares immediately before the event; or

•

the Corporation’s Shareholders approve a plan of complete liquidation or winding-up of the Corporation, or the sale or disposition of all or substantially all its assets (other than a transfer to an affiliate).

Transferability

Awards under the Equity Incentive Plan generally are not transferable other than by will or by the laws of descent of distribution or as expressly permitted by the Board. Except as noted, only the participant may exercise an award.

Additional Provisions

The Board has the right to amend, suspend or terminate the Equity Incentive Plan at any time provided that such action does not impair any award previously granted under the Equity Incentive Plan. Amendments to the Equity

Incentive Plan will be submitted for Shareholder approval to the extent required by the Equity Incentive Plan or by applicable law, including the rules of applicable stock exchanges.

Outstanding Share – Based Awards and Option-Based Awards

In order to drive achievement of the strategic three year turnaround plan, align participant compensation with achievement of the Corporation’s financial and strategic objectives and creation of shareholder value, motivate and retain staff that are key to the successful delivery of the three year strategic plan and create positive momentum across the leadership of the Corporation to achieve desired results, a significant award of PSUs was made in May 2013 to the NEOs and other members of senior management that was designed to achieve these objectives stated above. The award consisted of 600,000 PSUs to the CEO and 250,000 PSUs to the other NEOs. Overachievement of the performance criteria at the end of the three year vesting period may result in a multiple of 1.5 to 2.0 times such award being paid out to the NEOs.

Details of share-based and option-based awards granted to NEOs that were outstanding as at March 31, 2014 are set forth in the following table:

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the- money options ($)(1)	Number of shares or units shares that have not vested (#)	Market or payout value of share-based awards that have not vested		Market or payout value of vested share-based awards not paid out or distributed
Neil Gaydon President & CEO(2)	200,000 75,000	1.29 2.46	Nov 20, 2017 Nov 7, 2018	700,000 174,750	808,334	997,920	(7)	Nil

Kelly Schmitt	6,000	17.00	July 14, 2015	Nil
Vice President, Finance & CFO(3)	12,000	5.83	June 22, 2016	Nil	333,334	399,170	(8)	Nil
	100,000	1.29	Nov 20, 2017	350,000

Warren Barkley	50,000	1.29	Nov 20, 2017	175,000
Chief Technology Officer(4)	50,000	1.39	Feb 19, 2018	170,000	333,334	399,170	(9)	Nil
	50,000	2.46	Nov 7, 2018	116,500

Greg Estell President, Education(5)	100,000	1.36	May 16, 2018	343,000	300,000	239,500	(10)	Nil

Scott Brown President, Enterprise(6)	100,000	1.32	June 13, 2018	347,000	300,000	239,500	(11)	Nil

NOTES:

(1)

All options are priced in U.S. dollars. The value of unexercised in-the-money options at year end is based on the closing price of the Class A Shares on the NASDAQ on March 31, 2014, which was $4.79 per Class A Share. “In-the-money” means the amount by which the market value of the Shares underlying the options on that date exceeded the option exercise price.

(2)	Mr. Gaydon was appointed President & CEO of the Corporation on October 24, 2012.
(3)	Ms. Schmitt was appointed Vice President, Finance & CFO of the Corporation on November 30, 2012.
(4)	Mr. Barkley was appointed Chief Technology Officer of the Corporation on November 13, 2012.
(5)	Mr. Estell was appointed President, Education of SMART Technologies ULC, a wholly-owned, direct subsidiary of the Corporation on March 18, 2013.
(6)	Mr. Brown was appointed President, Enterprise of SMART Technologies ULC, a wholly-owned, direct subsidiary of the Corporation on June 3, 2013.
(7)

All share-based awards are in U.S. dollars. The market value of the 208,334 RSUs that have not vested at year end is based on the closing price of the Class A Shares on the NASDAQ on March 31, 2014, which was $4.79 per Class A Share. The market value of the 600,000 PSUs that have not vested at year end is Nil as the performance criteria for these awards were not met for the year ended March 31, 2014.
(8)

All share-based awards are in U.S. dollars. The market value of the 83,334 RSUs that have not vested at year end is based on the closing price of the Class A Shares on the NASDAQ on March 31, 2014, which was $4.79 per Class A Share. The market value of the 250,000 PSUs that have not vested at year end is Nil as the performance criteria for these awards were not met for the year ended March 31, 2014.

(9)

All share-based awards are in U.S. dollars. The market value of the 83,334 RSUs that have not vested at year end is based on the closing price of the Class A Shares on the NASDAQ on March 31, 2014, which was $4.79 per Class A Share. The market value of the 250,000 PSUs that have not vested at year end is Nil as the performance criteria for these awards were not met for the year ended March 31, 2014.

(10)

All share-based awards are in U.S. dollars. The market value of the 50,000 RSUs that have not vested at year end is based on the closing price of the Class A Shares on the NASDAQ on March 31, 2014, which was $4.79 per Class A Share. The market value of the 250,000 PSUs that have not vested at year end is Nil as the performance criteria for these awards were not met for the year ended March 31, 2014.

(11)

All share-based awards are in U.S. dollars. The market value of the 50,000 RSUs that have not vested at year end is based on the closing price of the Class A Shares on the NASDAQ on March 31, 2014, which was $4.79 per Class A Share. The market value of the 250,000 PSUs that have not vested at year end is Nil as the performance criteria for these awards were not met for the year ended March 31, 2014.

Incentive Awards – Value Vested or Earned During the Year

The following table provides information on the value of vested options and share-based awards as well as non-equity compensation paid to the NEOs during the fiscal year ended March 31, 2014.

Name and Principal Position	Option-based awards – Value vested during the year ($)(1)	Share-based awards Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
Neil Gaydon President & CEO(4)	63,333	149,332	1,103,465

Kelly Schmitt Vice President, Finance & CFO(5)	31,666	32,066	294,219

Warren Barkley Chief Technology Officer(6)	47,665	37,332	560,418

Greg Estell President, Education(7)	Nil	Nil	355,950

Scott Brown President, Enterprise(8)	Nil	Nil	187,250

NOTES:

(1)

The value of vested options was calculated using the market value of Class A Shares on the vesting date and it reflects the amount exceeding the option exercise price. The value of options that were “out-of-the-money” is nil as the market value of the Class A Shares underlying the options was less than the option exercise price.

(2)

This represents the value of RSUs vested and paid out during the fiscal year ended March 31, 2014. The RSUs that vested were settled in Class A Shares, the value of which is based on the market value of the Class A Shares underlying the RSUs; being $1.45 on the June 8, 2013 vesting date, $1.41 on the June 22, 2013 vesting date and $2.24 on the November 29, 2013 vesting date.

(3)

This represents amounts earned pursuant to the 2014 Bonus Plan. Amounts were paid out in Canadian and U.S. dollars. Exchange rate used is 1.00 CAD = 0.9492 USD, being the average exchange rate for the fiscal year ended March 31, 2014 based on exchange rates published by the Bank of America.

(4)	Mr. Gaydon was appointed President & CEO of the Corporation on October 24, 2012.
(5)	Ms. Schmitt was appointed Vice President, Finance & CFO of the Corporation on November 30, 2012.
(6)	Mr. Barkley was appointed Chief Technology Officer of the Corporation on November 13, 2012.
(7)	Mr. Estell was appointed President, Education of SMART Technologies ULC, a wholly-owned, direct subsidiary of the Corporation on March 18, 2013.
(8)	Mr. Brown was appointed President, Enterprise of SMART Technologies ULC, a wholly-owned, direct subsidiary of the Corporation on June 3, 2013.

Pension Plan Benefits

The Corporation does not have any defined benefit or defined contribution pension plans in place which provide for payments or benefits at, following, or in connection with retirement. Up to March 31, 2012, the Corporation did however, have a RRSP Program wherein 2% of the employee’s annual salary was contributed to an RRSP up to a maximum of C$2,000 per fiscal year. Effective April 1, 2012, the RRSP Program was revised. The Corporation now matches an employee’s contribution to a maximum of 3.5% of the employee’s annual salary. The C$2,000 cap has also been replaced with an overall cap equal to one-half of the annual contribution limit to ensure no over-contribution is made on the Corporation’s part. The Corporation also has established a 401K plan for the benefit of US employees that matches an employee’s contribution to a maximum of 2.0% of the employee’s annual salary.

Termination and Change of Control Benefits

The employment agreements with the NEOs provide that if a NEO is terminated for any reason other than just cause, voluntary resignation, mutual written agreement of the NEO and the Corporation or upon the death of the NEO, the Corporation will pay to the NEO: (a) the NEO’s pro-rata annual salary earned, but not yet paid, up to the termination date; (b) all vacation accrued and unused as of the termination date; (c) a separation benefit equal to the aggregate of: (i) 1.0 to 1.5 times the NEO’s then annual salary; (ii) 1.0 to 1.5 times the average of all discretionary bonus payments made to the NEO during the last three fiscal years, and (iii) an amount equal to 7% of the NEO’s then current base salary in consideration for the termination of all benefits and perquisites; and (d) a payment equal to the average of all discretionary bonus payments made to the NEO during the last three fiscal years pro-rated to reflect the period of time the NEO was employed in the fiscal year where the termination occurred (the above payments being collectively defined as “Termination Pay”).

Estimated retiring allowance for each NEO (in USD) as at March 31, 2014:

•	Neil Gaydon – $2,142,381; Kelly Schmitt – $426,976; Warren Barkley – $1,090,967; Greg Estell – $580,324 and Scott Brown – $508,250.

If either: (a) the NEO’s employment is terminated in relation to a change of control, within twelve months following or within three months preceding a change of control, or (b) within twelve months following a change of control the NEO elects to terminate his employment upon the occurrence of “Good Reason” (as such term is defined in his employment agreement and includes among other things any adverse change in any of the duties, powers, salary, title or lines of reporting of the NEO); the Corporation will, in addition to paying to the NEO the Termination Pay, recognize the continued vesting of any awards issued pursuant to the Equity Incentive Plan for a period of one year following the termination date of the NEO (in the case of Mr. Gaydon, the period is two years.)

Estimated termination payment in relation to a change of control for each NEO (in USD) as at March 31, 2014:

•

Neil Gaydon – $2,142,381; Kelly Schmitt – $426,976; Warren Barkley – $1,090,967; Greg Estell – $580,324 and Scott Brown – $508,250. In the event of a termination related to a change of control event, long-term incentive grants awarded to NEOs pursuant to the Equity Incentive Plan would continue to vest for a one year period following the termination date of the NEO; with such period being two years in the case of Mr. Gaydon.

The employment agreements with the NEOs provide that the NEO will not be entitled to any severance compensation or any bonus or pro-rated bonus payment upon a voluntary resignation.

Compensation of Directors

On May 26, 2010, the Board adopted a policy regarding compensation for the independent directors. This policy was adopted through an analysis of certain comparator companies and creating certain benchmarks based on the data collected therein. The policy was amended in May 2011 as the annual payment for serving as chairman and a member of the Compensation Committee were adjusted at that time. Pursuant to that policy as amended, the independent directors (being Messrs. Mueller, Hagerty and McKinnon) are entitled to receive an annual retainer of $40,000 plus annual payments, as follows, for serving in each of the following capacities:

Director Role	Annual Payment ($)
Chair, Audit Committee	30,000
Member, Audit Committee	12,000
Chair, Corporate Governance and Nominating Committee	12,000
Member, Corporate Governance and Nominating Committee	6,000
Chair, Compensation Committee	12,000
Member, Compensation Committee	6,000

Concurrent with his appointment as Chairman of the Board which was effective May 15, 2014, Mr. Mueller receives an annual retainer of $70,000 (in addition to the $40,000 annual retainer amount) for serving as the Chairman of the Board. However, he receives no other annual payments for any work done as chair or member of any committee.

All the directors are reimbursed for reasonable out-of-pocket expenses incurred in attending Board and committee meetings. Independent directors receive attendance fees as set out below for Board and committee meetings that are in addition to regularly scheduled meetings as set forth in a meeting calendar at the beginning of each fiscal year. The attendance fees are $1,500 for meetings in excess of 4 hours in duration; $750 for meetings between 2 and 4 hours in duration; and $375 for meetings that are less than 2 hours in duration.

The Corporation does not have any service contracts with any of the non-executive directors that provide for benefits upon termination of their services.

Director Compensation Table

The following table sets forth information concerning the total compensation paid or earned by the directors (who were not also NEOs) during the fiscal year ended March 31, 2014.

Name	Fees earned ($)(1)	Share-based awards ($)(2)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
David Martin(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Nancy Knowlton(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Salim Nathoo(4)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Arvind Sodhani(4)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Gary Hughes(5)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Robert C. Hagerty(6)(7)	108,018	52,275	Nil	Nil	Nil	Nil	160,293
Michael J. Mueller(7)	83,453	52,275	Nil	Nil	Nil	Nil	135,728
Ian McKinnon(8)	42,718	52,275	Nil	Nil	Nil	Nil	94,993
David Sutcliffe(9)	25,054	Nil	Nil	Nil	Nil	Nil	25,054

NOTES:

(1)	All amounts paid were in U.S. dollars.
(2)

All share-based awards are priced in U.S. dollars. Share-based awards represent the fair value of DSUs granted in the year. The fair value of the DSUs is based on the closing market price of the Class A Shares as determined by NASDAQ on the effective date of grant multiplied by the number of DSUs granted.

(3)

Mr. Martin and Ms. Knowlton, being non-independent directors, did not receive any compensation for serving as directors for the year ended March 31, 2014. Ms. Knowlton and Mr. Martin resigned from the Board on April 17, 2014.

(4)

Messrs. Nathoo and Sodhani, being non-independent directors, did not receive any compensation for serving as directors for the year ended March 31, 2014. Mr. Sodhani resigned from the Board on May 6, 2013 and Mr. Nathoo resigned from the Board on December 1, 2013.

(5)	Mr. Hughes was appointed to the Board on December 1, 2013. Mr. Hughes, being a non-independent director, does not receive any compensation for serving as a director.
(6)	On April 17, 2014, Mr. Hagerty was appointed by the Board of Directors as Acting Chairman of the Board.
(7)

Effective May 15, 2014, Mr. Mueller was appointed Chairman of the Board. Mr. Hagerty, former Acting Chairman and Lead Director, resumed his role as independent director. Mr. Mueller continues in his role as Chair of the Audit Committee.

(8)	Mr. McKinnon was appointed to the Board and to the Audit, Compensation and Corporate Governance and Nominating Committees on August 26, 2013.
(9)

Mr. Sutcliffe was a director of the Corporation until August 8, 2013. Mr. Sutcliffe did not stand for reelection at the annual and special meeting of the Corporation held August 8, 2013 and his tenure as a director ended at such meeting.

Outstanding Share – Based Awards and Option-Based Awards

Details of share-based and option-based awards granted to directors (who are not also NEOs) that were outstanding as at March 31, 2014 are set forth in the following table:

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2)	Market or payout value of vested share-based awards not paid out or distributed
David Martin(3)	62,500 105,000	17.00 5.83	July 14, 2015 June 22, 2016	Nil Nil	25,667	122,945	Nil Nil

Nancy Knowlton(3)	62,500 105,000	17.00 5.83	July 14, 2015 June 22, 2016	Nil	25,667	122,945	Nil

Salim Nathoo(4)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Arvind Sodhani(4)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Gary Hughes(5)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Robert C. Hagerty(6)(7)	20,000	17.00	July 14, 2015	Nil	Nil	Nil	$197,588

Michael J. Mueller(7)	20,000	17.00	July 14, 2015	Nil	Nil	Nil	$197,588

Ian McKinnon(8)	Nil	Nil	Nil	Nil	Nil	Nil	$101,788

David Sutcliffe(9)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

NOTES:

(1)

All options are priced in U.S. dollars. The value of unexercised in-the-money options at year end is based on the closing price of the Class A Shares on the NASDAQ on March 31, 2014, which was $4.79 per Class A

Share. “In-the-money” means the amount by which the market value of the Shares underlying the options on that date exceeded the option exercise price.
(2)	All share-based awards are in U.S. dollars. The market value of the DSUs and RSUs are based on the closing price of the Class A Shares on the NASDAQ on March 31, 2014, which was $4.79 per Class A Share.
(3)	Ms. Knowlton and David Martin resigned from the Board on April 17, 2014. Mr. Martin and Ms. Knowlton, being non-independent directors, did not receive any compensation for serving as directors.
(4)

Messrs. Nathoo and Sodhani, being non-independent directors, did not receive any compensation for serving as directors. Mr. Sodhani resigned from the Board on May 6, 2013 and Mr. Nathoo resigned from the Board on December 1, 2013.

(5)	Mr. Hughes was appointed to the Board on December 1, 2013.
(6)	On April 17, 2014, Mr. Hagerty was appointed by the Board of Directors as Acting Chairman of the Board.
(7)

Effective May 15, 2014, Mr. Mueller was appointed Chairman of the Board. Mr. Hagerty, former Acting Chairman and Lead Director, resumed his role as independent director. Mr. Mueller continues in his role as Chair of the Audit Committee.

(8)	Mr. McKinnon was appointed to the Board of Directors and to the Audit, Compensation and Corporate Governance and Nominating Committees on August 26, 2013.
(9)

Mr. Sutcliffe was a director of the Corporation until August 8, 2013. Mr. Sutcliffe did not stand for reelection at the annual and special meeting of the Corporation held August 8, 2013 and his tenure as a director ended at such meeting.

Incentive Awards – Value Vested or Earned During the Year

The following table provides information on the value of vested options and share-based awards as well as non-equity compensation paid to the directors (who were not also NEOs) during the fiscal year ended March 31, 2014.

Name and Principal Position	Option-based awards – Value vested during the year ($)(1)		Share-based awards – Value vested during the year ($)		Non-equity incentive plan compensation – Value earned during the year ($)
David Martin(2)	Nil		36,190	(3)	N/A
Nancy Knowlton(2)	Nil		36,190	(3)	N/A
Salim Nathoo(2)	N/A		N/A		N/A
Arvind Sodhani(2)	N/A		N/A		N/A
Gary Hughes(4)	N/A		N/A		N/A
Robert C. Hagerty(5)(6)	Nil	(7)	52,275	(8)	Nil
Michael J. Mueller(6)	Nil	(7)	52,275	(8)	Nil
Ian McKinnon(9)	Nil		52,275	(8)	Nil
David Sutcliffe(10)	Nil		Nil		Nil

NOTES:

(1)

The value of vested options was calculated using the market value of Class A Shares on the vesting date and reflects the amount exceeding the option exercise price. The value of options that were “out-of-the-money” is nil as the market value of the Class A Shares underlying the options was less than the option exercise price.

(2)

Messrs. Martin, Nathoo, Sodhani and Ms. Knowlton, being non-independent directors, did not receive any compensation for serving as directors for the year ended March 31, 2014. Mr. Sodhani resigned from the Board on May 6, 2013, Mr. Nathoo resigned from the Board on December 1, 2013 and Mr. Martin and Ms. Knowlton resigned from the Board on April 17, 2014.

(3)

This represents the value of RSUs vested and paid out during the fiscal year ended March 31, 2014. The RSUs that vested were settled in Class A Shares, the value of which is based on the market value of the Class A Shares underlying the RSUs on the vesting date.

(4)	Mr. Hughes was appointed to the Board on December 1, 2013.

(5)	On April 17, 2014, Mr. Hagerty was appointed by the Board of Directors as Acting Chairman of the Board.
(6)

Effective May 15, 2014, Mr. Mueller was appointed Chairman of the Board. Mr. Hagerty, former Acting Chairman and Lead Director, resumed his role as independent director. Mr. Mueller continues in his role as Chair of the Audit Committee.

(7)

One-quarter of the options issued to Messrs. Hagerty and Mueller at the time of the IPO pursuant to the Equity Incentive Plan vested during the fiscal year ended March 31, 2014. Since July 2010, no option grants have been awarded to the other non-management directors of the Corporation. All options vested during the year were “out-of-the-money” as at all times during the fiscal year the market value of the Class A Shares underlying the options was less than the option exercise price.

(8)

The share-based awards issued to the independent directors pursuant to the Equity Incentive Plan are DSUs and are for the purposes of this table considered as being fully vested during the fiscal year ended March 31, 2014 but are not paid out until the resignation or death of a director.

(9)	Mr. McKinnon was appointed to the Board of Directors and to the Audit, Compensation and Corporate Governance and Nominating Committees on August 26, 2013.
(10)

Mr. Sutcliffe was a director of the Corporation until August 8, 2013. Mr. Sutcliffe did not stand for reelection at the annual and special meeting of the Corporation held August  8, 2013 and his tenure as a director ended at such meeting.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Equity Incentive Plan is the only equity compensation plan where the Corporation has outstanding Class A Shares authorized for issuance. The following table sets forth information with respect to the awards outstanding under the Equity Incentive Plan as at March 31, 2014.

Plan Category	Number of Class A Shares to be Issued Upon Exercise of Outstanding Awards (a)	Weighted-Average Exercise Price of Outstanding Options ($)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a))
Equity compensation plans approved by Securityholders	Options 3,461,340 RSUs, DSUs & PSUs 5,346,722	4.91 N/A	(1)	5,788,314	(2)
Equity compensation plans not approved by securityholders	—	—		—

Total	8,808,062			5,788,314

NOTES:

(1)	All options are priced in U.S. dollars.
(2)	This is the aggregate number of Class A Shares available for issuances of options, RSUs, PSUs and DSUs.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors or executive officers of the Corporation or any associate of any such director or executive officer is or has been indebted to the Corporation or any of its subsidiaries at any time during the fiscal year ended March 31, 2014 nor is any debt of such person guaranteed by the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE

Pursuant to NI 58-101, the Corporation is required to disclose certain information relating to its corporate governance practices. This information is set forth below.

Board of Directors

The Board has determined that a majority, i.e. three of the five directors proposed for election herein, are “independent”, within the meaning of NI 58-101 and the NASDAQ rules. The three independent directors proposed for election are Michael J. Mueller, Robert C. Hagerty and Ian McKinnon. As a result of his employment with the Corporation, Mr. Gaydon is not considered to be independent of the Corporation. Similarly, as a result of his employment with Apax Partners, Gary Hughes is not considered to be independent of the Corporation.

The following directors of the Corporation currently serve on the board of directors of other issuers that are reporting issuers (or the equivalent) which are set out below:

Director	Reporting Issuer
Robert C. Hagerty	Plantronics, Inc.
Gary Hughes	J. Sainsbury PLC
Ian McKinnon	Constellation Software Inc.

The independent members of the Board have regular meetings without management and non-independent directors as standard practice by typically conducting in camera sessions in conjunction with each Board meeting. The independent members, who comprise the committee membership of each of the committees established by the Board, conduct in camera sessions involving just the committee members at each such committee meeting as well. The independent members also engage in informal meetings among themselves from time to time as is deemed necessary or prudent.

In addition, the independent members of the Board are authorized to retain independent financial, legal and other experts or advisors as required whenever, in their opinion, matters come before the Board or any committee which require an independent analysis by the independent members of the Board or any committee. The Board has also established a Whistleblower Policy.

Mr. Martin, the former Chairman of the Corporation, resigned from the Board on April 17, 2014 and Mr. Hagerty was appointed by the Board as Acting Chairman of the Board. Effective May 15, 2014, Mr. Mueller was appointed Chairman of the Board. The role of the chairman of the Board includes ensuring that the Board discharges its duties to the Corporation and its Shareholders, chairing all meetings of the Board, encouraging open and frank discussion among the directors of the Corporation and setting the agendas for the meetings of the Board and its committees in consultation with the Chief Executive Officer of the Corporation. See also the corporate governance practices of the Corporation described under “Position Descriptions” of this Information Circular, below, for further details of the role and responsibilities of the chairman of the Board.

Meetings of the Board and the Committees of the Board

The following tables summarize the meetings of the Board and its committees held for the twelve-month period ending March 31, 2014 and the attendance of individual directors of the Corporation at such meetings.

Type of Meeting Held	Number of Meetings
Board	10
Audit Committee	4
Compensation Committee	5
Corporate Governance and Nominating Committee	5

Director	Committee Membership	Committee Meetings Attended	Board Meetings Attended
David Martin(1)	None	n/a	10/10

Nancy Knowlton(1)	None	n/a	10/10

Salim Nathoo(2)	None	n/a	6/7

Arvind Sodhani(3)	None	n/a	n/a

Neil Gaydon	None	n/a	10/10

Michael J. Mueller	Audit Committee (Chair) Compensation Committee Corporate Governance & Nominating Committee	4/4 5/5 5/5	10/10

Robert C. Hagerty	Audit Committee Compensation Committee (Chair) Corporate Governance & Nominating Committee	4/4 5/5 5/5	10/10

Ian McKinnon(4)	Audit Committee Compensation Committee Corporate Governance & Nominating Committee (Chair)	2/2 2/2 3/3	5/5

David Sutcliffe(5)	Audit Committee Compensation Committee Corporate Governance & Nominating Committee (Chair)	2/2 3/3 2/2	5/5

Gary Hughes(6)	None	n/a	3/3

NOTES:

(1)	Mr. Martin and Ms. Knowlton resigned from the Board on April 17, 2014.
(2)	Mr. Nathoo resigned from the Board on December 1, 2013. For Mr. Nathoo, Board meetings attended reflect those meetings which Mr. Nathoo attended prior to his resignation.
(3)	Mr. Sodhani resigned from the Board on May 6, 2013. No Board meetings were held prior to Mr. Sodhani’s resignation.
(4)	Mr. McKinnon was appointed to the Board on August 26, 2013. For Mr. McKinnon, the number of meetings held reflects the number of meetings held after Mr. McKinnon joined the Board on August 26, 2013.
(5)

Mr. Sutcliffe was a director of the Corporation until August 8, 2013. Mr. Sutcliffe did not stand for reelection at the annual and special meeting of the Corporation held August 8, 2013. For Mr. Sutcliffe, the number of meetings held reflects the number of meetings held prior to the expiration of the term of Mr. Sutcliffe’s directorship.

(6)	Mr. Hughes was appointed to the Board on December 1, 2013. For Mr. Hughes, the number of meetings held reflects the number of meetings held after Mr. Hughes joined the Board on December 1, 2013.

Mandate of the Board

The fundamental responsibility of the Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing Shareholder value and ensuring corporate conduct in an ethical and legal manner through an appropriate system of corporate governance and internal control. The Board has adopted a charter to assist it in supervising the management of the Corporation’s business and affairs.

The Board meets frequently and is comprised of individuals with considerable experience as directors of public companies and in respect of corporate governance. The agenda for each Board meeting is carefully planned and set by the Chairman of the Board working in conjunction with the Board and the CEO of the Corporation. Each of the committees of the Board has specific responsibilities delineated in the terms of reference or charter established for each respective committee, such terms of reference or charter having been approved by the Board in each case. The charter of the Board is attached as Appendix A to this Information Circular.

Position Descriptions

The Board has developed and implemented a written position description for each of the Chairman, the CEO and charters for each of the Board committees.

The Chairman for the year ended March 31, 2014 was David Martin. Mr. Martin resigned from the Board on April 17, 2014 and Mr. Hagerty, the former Lead Director of the Corporation, was appointed by the Board as Acting Chairman of the Board. Effective May 15, 2014, Mr. Mueller was appointed Chairman of the Board. As Chairman, Mr. Mueller has responsibility for effectively managing the affairs of the Board and ensuring it is properly constituted and organized. For purposes of the NASDAQ rules and Applicable Securities Laws, Mr. Mueller is deemed to be an independent director.

The terms of reference or the charter of each of the Audit Committee, the Corporate Governance and Nominating Committee, and the Compensation Committee describe certain of the responsibilities of the chairman of each of these committees. The primary role of the chairman of each such committee is managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities. The chairman of the Audit Committee also maintains ongoing communications with the Corporation’s external auditors in order to lead the committee in performing its oversight and other audit-related functions. For further information regarding the Audit Committee, including the relevant education and experience of the committee members, see the Corporation’s AIF for the fiscal year ended March  31, 2014 which is incorporated by reference into, and forms an integral part of, this Information Circular.

Orientation and Continuing Education

Director orientation and continuing education is conducted by the Corporate Governance and Nomination Committee and by the entire Board. All newly elected or appointed directors are provided with a comprehensive orientation on all aspects of the business and operations by executive management. This includes familiarization with the reporting structure, strategic plans, significant financial, accounting and risk issues, compliance programs, policies and management, and the external auditor. Existing directors are periodically updated in respect of these matters.

For the purposes of orientation, new directors are given the opportunity to meet with members of the executive management team to discuss the Corporation’s business and activities. Corporate policies, board/committee charters and other relevant governance related documents are also provided to new directors. The orientation program is designed to assist the directors in fully understanding the nature and operation of the business, the role of the Board and its committees, and the contributions that individual directors are expected to make.

Ethical Business Conduct

The Board has adopted a code of conduct that applies to all the directors, officers and employees, as well as a code of ethics for the Chief Executive Officer and senior financial officers. Upon written request delivered to the Corporation’s offices at 3636 Research Road N.W., Calgary, Alberta, T2L 1Y1, Attention: Investor Relations, the Corporation will promptly provide a copy of the aforementioned codes free of charge to any Shareholder of the Corporation.

A copy of the relevant code has been provided to each of the directors, officers and employees, and each such person is required to acknowledge annually that he or she has read and will abide by the provisions of the relevant code and has disclosed any transactions or matters of potential conflict. A copy of the relevant code will be provided to each new director, officer and employee, and each such person will be required to acknowledge that he or she has read the relevant code before commencing activities as a director, officer, or employee, as the case may be.

The Board is responsible for determining appropriate actions to be taken in the event of violations of either code. Such actions will be reasonably designed to deter wrongdoing and to promote accountability for adherence to each code.

The Corporation has also adopted a statement of policy regarding insider trading and confidentiality that prohibits personnel from trading in securities of the Corporation while in possession of non-public material information or of any other company while in possession of non-public material information regarding that company, which knowledge was obtained in the course of employment with the Corporation.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is composed of Messrs. McKinnon, Mueller and Hagerty, all of whom are independent within the meaning of NI 58-101.

The Corporate Governance and Nominating Committee will assist the Board in carrying out its responsibilities by reviewing corporate governance and nomination issues and making recommendations to the Board as appropriate. The Corporate Governance and Nominating Committee will be responsible for identifying individuals qualified to become directors, recommending to the Board proposed nominees for election to the Board and overseeing the Board’s overall approach to governance, Board processes and leadership. In identifying potential Board members, the Corporate Governance and Nominating Committee will consider, among other things, the competencies and skills the Board as a whole should possess, criteria for candidates after considering the competencies and skills of existing directors, and the competencies and skills of each potential new nominee.

Specific responsibilities of the Corporate Governance and Nominating Committee include:

•	acting in an advisory capacity to the Board on corporate governance and director succession issues;

•	recommending suitable candidates for nomination for election as directors; and

•

developing, maintaining, monitoring and updating as may be required by the Insider Trading and Disclosure Policies and comparable governance-related policies as may be determined by the Board or the committee to be appropriate.

Compensation Committee

The Compensation Committee is currently composed of Messrs. Hagerty, Mueller and McKinnon, all of whom are independent within the meaning of NI 58-101.

The Compensation Committee acts on behalf of the Board in all matters pertaining to the appointment, compensation, benefits and termination of members of the senior management team. The Compensation Committee reviews the goals and objectives relevant to the compensation of the senior management team, as well as the annual salary, bonus, pension, severance and termination arrangements and other benefits, direct and indirect, of the senior management team, and makes recommendations to the Board and/or management, as appropriate.

Specific responsibilities of the Compensation Committee include:

•

reviewing management succession plans and processes of the CEO, the CFO, the Chief Technology Officer, the President of the Education Business Unit and the President of the Enterprise Business Unit and all other executives that report directly to the CEO as well as any other senior employees designated for this purpose by the committee from time to time and making recommendations to the Board and/or management as appropriate (no other senior employees have been so designated by the committee as of March 31, 2014);

•

reviewing the annual salary, bonus, pension, severance and termination arrangements and other benefits, direct and indirect, of the executive management team and making recommendations to the Board and/or management as appropriate;

•	reviewing and approving (or in the discretion of the Compensation Committee, making recommendation to the Board) recommendations concerning the operation of employee compensation plans, including the terms, eligible participants, vesting, price and incentive targets and the exercise of any discretion provided in these plans;

•	providing recommendation to the board relative to the administering and granting options, awards or rights pursuant to any stock option, purchase plan or incentive plan; and

•

reviewing any proposed disclosure relating to executive compensation. In particular, reviewing, commenting on and approving the statement of Executive Compensation (including the Compensation Discussion and Analysis and related tables) and recommending it to the Board for inclusion in this Information Circular prepared for the annual meeting of Shareholders.

Assessments

The Corporate Governance and Nominating Committee is responsible for making regular assessments of the overall performance, effectiveness and contribution of the Board and each committee, the Chairman of the Board, each committee chairman and each director, and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuous improvement. In addition to any other matters the Corporate Governance and Nominating Committee deems relevant, the assessments will consider in the case of the Board or a committee, the applicable mandate or charter, and in the case of individual directors, the applicable position descriptions, as well as the competencies and skills each individual director is expected to bring to the Board.

AUDIT COMMITTEE DISCLOSURE

Information regarding the Audit Committee is disclosed in the AIF, which is incorporated by reference into, and forms an integral part of, this Information Circular. The AIF is available on SEDAR at www.sedar.com and is also available on EDGAR at www.sec.gov (as an exhibit to the Form 40-F filed by the Corporation on May 15, 2014). Upon written request delivered to the Corporation’s offices at 3636 Research Road N.W., Calgary, Alberta, T2L 1Y1, Attention: Investor Relations, the Corporation will promptly provide a copy of the AIF free of charge to any Shareholder of the Corporation.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any of the insiders, any proposed nominee for election as a director, or any associate or affiliate of such persons, in any transaction since the fiscal year ended March 31, 2013 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of the subsidiaries, except as disclosed elsewhere in this management information circular.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of the annual general meeting. If any other matter properly comes before the Meeting, the proxy will be voted on those matters in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding the Corporation’s business is contained in the audited consolidated financial statements and management’s discussion and analysis for the fiscal year ended March 31, 2014. These statements and all the continuous disclosure documents submitted to the various regulatory bodies, including the TSX and NASDAQ, in compliance with Applicable Securities Laws can be found on SEDAR at www.sedar.com. Additional information may also be obtained by contacting the Corporation at its offices located at 3636 Research Road N.W., Calgary, Alberta, T2L 1Y1, Attention: Investor Relations.

APPENDIX A – BOARD OF DIRECTORS’ CHARTER

GENERAL

The fundamental responsibility of the board of directors (the “Board”) of SMART Technologies Inc. (the “Company”) is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

The Board has adopted this Mandate, which reflects the Company’s commitment to high standards of corporate governance, to assist the Board in supervising the management of the business and affairs of the Company.

The Board collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company’s business. The Board should be comprised of that number of individuals that will permit the Board’s effective functioning. The appointment and removal of directors shall occur in accordance with the Company’s by-laws.

The Board will in each year appoint a chairman of the Board (the “Chair”) and, if the Chair is not independent, a lead director (“Lead Director”).

SPECIFIC

Composition of the Board

•

The Board shall consist of not less than the minimum and not more than the maximum number of directors as prescribed in the Company’s articles and shall be set from time to time within such limits by resolutions of the shareholders or of the Board as may be permitted by law.

Executive Team Responsibility

•

Appoint the Chief Executive Officer (“CEO”) and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•	Satisfy itself as to the integrity of the CEO and other executive officers and ensure that a culture of integrity is maintained throughout the Corporation.

•	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities and a reservation of Board authority.

•	Develop a clear mandate for the Chair and Lead Director, as applicable, and the chair of each Board Committee.

•	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of executive management.

•	Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•	Annual review and adoption of a strategic planning process and approval of an annual corporate strategic plan that takes into account, among other things, the opportunities and risks of the business.

•	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•	Ensure that the Company operates at all times within applicable laws and regulations.

•	Approve and monitor compliance with significant policies and procedures by which the Company operates.

•	Oversee the establishment and maintenance of an adequate system of internal controls over financial reporting and management information systems.

•	Oversee the establishment and maintenance of adequate disclosure controls and procedures.

•	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Company’s financial and other disclosure.

•

Establish and maintain a process to determine if the Company has a material weakness that must be disclosed in its annual or interim MD&A as required under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”).

•

Oversee the establishment of a procedure to ensure the accuracy of the matters certified by the Company’s certifying officers as required under NI 52-109 and make reasonable inquiries to ensure that interim and annual filings are true and accurate in all material respects, do not omit to state a material fact or contain any misrepresentations and ensure that all necessary information as required under NI 52-109 is disclosed in the Company’s interim and annual filings.

•	Review and approve the Company’s financial statements and oversee the Company’s compliance with applicable audit, accounting and reporting requirements.

•	Approve annual operating and capital budgets.

•

Review and consider for approval all material amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy that diverge from the ordinary course of business.

•	Review operating and financial performance results relative to established strategy, budgets and objectives.

•	Recommend to shareholders the appointment of the Company’s independent auditor, pursuant to the recommendation of the Audit Committee.

•	Monitor the Company’s progress towards its goals and objectives and work with management to revise and alter its direction in response to changing circumstances.

•	Take such action as the Board determines appropriate when the Company’s performance falls short of its goals and objectives or when other special circumstances warrant.

Integrity/Corporate Conduct

•

Approve communications policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders. If practically feasible, as determined by the Board, publicly disseminated materials of the Company shall include a mechanism for feedback of securityholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the directors on a semi-annual basis or at such other more frequent intervals as the Board sees fit.

•

Approve a Code of Conduct for directors, officers, employees, contractors and consultants and a Code of Ethics for CEO and Senior Financial Officers, monitor compliance with the Code of Conduct and the Code of Ethics and approve any waivers of the Code of Conduct and the Code of Ethics for executive officers and directors.

•	Meet without management and non-independent directors from time to time as appropriate.

Board Process/Effectiveness

•	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•	Approve the Company’s policies and charters.

•

Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•	Approve the nomination of directors.

•	Determine Board member qualifications and regularly assess the competencies and skills each individual director is expected to bring to the Board.

•	Provide a comprehensive orientation to each new director.

•	In consultation with the Corporate Governance and Nominating Committee, establish and maintain an orientation program for new directors and a continuing education program for all directors.

•	Establish committees and approve their respective mandates and the limits of authority delegated to each committee. Assess the suitability of their mandates at least annually.

•	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members. Assess the effectiveness of the committees at least annually.

•	Develop and maintain a Board succession plan that is responsive to the needs of the Company and the interests of its shareholders.

•

Establish suitable arrangements for directors’ compensation to ensure that it properly reflects the contributions expected from directors and the responsibilities and risks involved in being a director.

Reporting and Communication

The Board has the responsibility to:

•	verify that the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

•	verify that the financial performance of the Company is reported to shareholders, other securityholders and regulators on a timely and regular basis;

•	verify that the financial results are reported fairly and in accordance with generally accepted accounting principles (including International Financial Reporting Standards as applicable); and

•	verify the timely reporting of any other developments that have a significant and material impact on the value of the Company in accordance with the Company’s Disclosure Policy.

Directors’ Responsibilities

Directors must act honestly and in good faith with a view to the best interests of the Company. Directors must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In order to fulfill their responsibilities, each director is expected to:

•	participate, with management, in developing a multi-year strategic plan and annual business plans and approve such plans;

•

develop and maintain a thorough understanding of the Company’s operational and financial objectives, financial position and performance and the performance of the Company relative to its principal competitors;

•	ensure that the Company’s activities are at all times conducted in accordance with the purpose of the Company, its strategic plan and operating policies;

•	diligently prepare for each meeting, including reviewing all meeting materials distributed in advance;

•	actively and constructively participate in each meeting, including seeking clarification from management and outside advisors where necessary to fully understand the issues under consideration;

•	engage in continuing education programs for directors, as appropriate; and

•	diligently attend meetings of the Board and any committee of which he or she is a member.

Managing Risk

The Board has the responsibility to:

•

identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that systems are in place to effectively monitor and manage those risks with a view to the long-term viability of the Company;

•	review and assess the adequacy of the Company’s risk management policies, systems, controls and procedures with respect to the Company’s principal business risks; and

•

review the amount and terms of any insurance to be obtained or maintained by the Company with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

Other Directorships and Significant Activities

The Company values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. No director should serve on the board of a competitor or of a regulatory body with oversight of the Company. Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the director’s time and availability for his commitment to the Company. Directors and Company officers must first notify and request approval from the Corporate Governance and Nominating Committee before accepting membership on other public or private company boards of directors (except for non-profit entities) or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the individual’s relationship to the Company. The individual shall fully disclose the name of the Company and provide a description of the type and nature of business(es) they operate or are associated with. The Corporate Governance and Nominating Committee will consider the facts and circumstances that it deems relevant concerning the opportunity and will make a recommendation to the Board about whether that director or officer, as the case may be, may accept such membership, assignment or undertake such relationship. The Board will then make its final determination after consideration of such recommendation.

Other Activities

The Board may exercise or delegate any other powers consistent with this charter, the Company’s articles and by-laws, the Company’s policies, the Business Corporations Act (Alberta) and any other governing laws, as the Board deems necessary or appropriate, in accordance with the Company’s Delegation of Authority Policy.

Board Committees

The Board shall at all times maintain: (a) an Audit Committee; (b) a Compensation Committee; and (c) a Corporate Governance and Nominating Committee. Each such committee must operate in accordance with the by-laws, applicable law, its committee charter and the applicable rules of any stock exchange on which the shares of the Company are traded. The Board may also establish such other committees as it deems appropriate and delegate to such committees such authority permitted by its by-laws and applicable law and in accordance with the Company’s Delegation of Authority Policy, as the Board sees fit. The purpose of the Board committees is to assist the Board in discharging its responsibilities. Notwithstanding the delegation of responsibilities to a Board committee, the Board is ultimately responsible for matters assigned to the committees for determination. The responsibilities of the foregoing committees shall be as set forth in the mandates for these committees as prescribed from time to time by the Board. Appointment of members to committees shall be the responsibility of the Board, having received the recommendation of the Committee, based upon consultations with the directors of the Board. In this regard, consideration should be given to rotating committee members from time to time and to the special skills of particular directors.

Independent Advice

In discharging its mandate, the Board shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board determines to be necessary to permit it to carry out its duties.

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